

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2023

Spencer Collins
Chief Legal Officer
Arm Holdings Limited
110 Fulbourn Road
Cambridge CB1 9NJ
United Kingdom

Re: Arm Holdings Limited
Registration Statement on Form F-1
Filed August 21, 2023
File No. 333-274120

Dear Spencer Collins:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed August 21, 2023

Capitalization, page 84

1. We note that the table presents your cash and cash equivalents and capitalization as of June 30, 2023. Please remove the cash and cash equivalents from your total capitalization amounts, as cash and cash equivalents are not part of your capitalization, and include bold or double underlines and additional spacing following the cash and cash equivalents amounts to highlight to investors that the two amounts are separate.

You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Justin Salon